UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                        SmartForce Public Limited Company
     ---------------------------------------------------------------------
                                (Name of Issuer)

                           American Depositary Shares
     Each representing an Ordinary Share, nominal value Euro 0.11 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83170A107
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                September 6, 2002
     ----------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.      83170A107
-----------------------------------------


--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION

        Warburg, Pincus Ventures, L.P.                        I.R.S. #13-3784037
        ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [X]

        ------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
        ------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

        ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      13,279,987
               -----------------------------------------------------------------
                 8    SHARED VOTING POWER

                      0
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      13,279,987
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,279,987
        ------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                      [ ]

        ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.38%
        ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.      83170A107
-----------------------------------------


--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg, Pincus & Co.                                 I.R.S. #13-6358475
        ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [X]

        ------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
        ------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

        ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
        ------------------------------------------------------------------------
                 8    SHARED VOTING POWER

                      13,279,987
        ------------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      0
        ------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      13,279,987
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,279,987
        ------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                      [ ]

        ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.38%
        ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.     83170A107
-----------------------------------------


--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus LLC                                    I.R.S. #13-3536050
        ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [X]

        ------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
        ------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

        ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
        ------------------------------------------------------------------------
                 8   SHARED VOTING POWER

                     13,279,987
        ------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     0
        ------------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     13,279,987
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,279,987
        ------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                      [ ]

        ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.38%
        ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WPV and WP LLC, the "Reporting Persons").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "SmartForce ADSs" are to the American Depositary Shares, each of which represents one ordinary share, nominal value Euro 0.11 per share, of SmartForce Public Limited Company, a public limited liability company organized under the laws of the Republic of Ireland (the "Company"). Each Reporting Person disclaims beneficial ownership of all the SmartForce ADSs, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the SmartForce ADSs, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 900 Chesapeake Drive, Redwood City, California 94063.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Persons. The Reporting Persons are deemed to be a group within the meaning of Rule 13d-5. WP is the sole general partner of WPV. WP LLC manages WPV. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and

WP LLC. Lionel I. Pincus disclaims any beneficial ownership of the SmartForce ADSs that are reported herein as beneficially owned by the Reporting Persons. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WPV is that of a partnership engaged in making private equity and related investments. The principal business of WP is acting as general partner of WPV and certain other private equity funds. The principal business of WP LLC is acting as manager of WPV and certain other private equity funds.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     WPV had held 5,609,524 shares of Common Stock, par value $0.001 per share of Skillsoft Corporation, ("SkillSoft") a Delaware corporation (the "Skillsoft Common Stock"). The shares of Skillsoft Common Stock held by WPV were exchanged for 13,279,987 SmartForce ADSs pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 10, 2002, by and among the Company, Slate Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company and SkillSoft, pursuant to which Slate Acquisition Corp. agreed to merge with and into SkillSoft (the "Merger"), with SkillSoft remaining as the surviving corporation and a wholly owned subsidiary of the Company.

Item 4. Purpose of Transaction.

     The Merger was consummated on September 6, 2002. The Merger Agreement provided that, as a result of the Merger, each outstanding share of SkillSoft Common Stock was converted into the right to receive 2.3674 SmartForce ADSs (the "Exchange Ratio"). Pursuant to the terms of the Merger Agreement, no fractional shares of SmartForce ADSs were issued in the Merger, and each stockholder of SkillSoft who would otherwise have been entitled to receive a fractional share of SmartForce ADSs instead received a cash amount equal to such fractional part of a SmartForce ADS multiplied by the weighted average of the last reported sales prices of SmartForce ADSs at 4:00 p.m., Eastern time, end of regular trading hours on The Nasdaq National Market during the ten consecutive trading days ending on and including the last trading day prior to the effective time of the Merger.

     In consideration of the Company's entering into the Merger Agreement, certain stockholders of SkillSoft, including WPV, entered into the SkillSoft Stockholder Voting Agreement, dated as of June 10, 2002, with the Company and SkillSoft (the "SkillSoft Voting Agreement"). Pursuant the SkillSoft Voting Agreement, WPV agreed to vote an aggregate of 5,609,524 shares of SkillSoft Common Stock in favor of the Merger and on related matters. In connection with the SkillSoft Voting Agreement, the Company was granted an irrevocable proxy to vote these shares of SkillSoft Common Stock in favor of the Merger and on related matters.

     Pursuant to the Merger Agreement, the Company agreed to take all necessary action to cause, effective as of the effective time of the Merger, among other changes to the board of directors and management of the Company, the election of Stewart K.P. Gross, who had been a director of SkillSoft, to the board of directors of the Company. Mr. Gross is a partner of WP and is a Senior Managing Director and member of WP LLC.

     The Reporting Persons believe that the transaction described herein is attractive based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

     Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to beneficially own an aggregate of 13,279,987 SmartForce ADSs as of September 16, 2002, by virtue of WPV's ownership of such shares as of such date. The 13,279,987 SmartForce ADSs which the Reporting Persons may be deemed to beneficially own represent approximately 13.38% of the 99,261,944 shares of SmartForce ADSs outstanding as of September 6, 2002 (based on (i) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 disclosing that 57,434,679 SmartForce ADSs were outstanding, (ii) SkillSoft's Quarterly Report on Form 10-Q for the quarter ended July 31, 2002 disclosing that 7,668,018 shares of SkillSoft Common Stock were outstanding and
(iii) the application of the exchange ratio of 2.3674 to determine that 41,927,265 SmartForce ADSs were issued pursuant to the Merger.)

     (b) WP shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 13,279,987 it may be deemed to beneficially own as of September 16, 2002. Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 13,279,987 shares of Common Stock it may be deemed to beneficially own as of September 16, 2002.

     (c) Except for the transaction described in Items 3 and 4 and this Item 5, no transactions in SmartForce ADS were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of SmartForce ADSs is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such SmartForce ADSs.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The description of the SkillSoft Voting Agreement, the Merger Agreement and the Merger in Item 4 above are incorporated herein by reference. The foregoing descriptions are qualified in there entirety by references to each agreement, which are Exhibit 2 and Exhibit 1, respectively to this Schedule 13D.

     In addition, WPV, entered into the Registration Rights Agreement, dated as of June 10, 2002, with the Company (the "Registration Rights Agreement"). The Registration Rights Agreement provides that, under certain circumstances, the Company will register the SmartForce ADSs issued to WPV and any partner of WPV in connection with the Merger on a registration statement in compliance with the Securities Act of 1933, as amended. The foregoing summary is qualified in its entirety by reference to Registration Rights Agreement, Exhibit 4 to this
Schedule 13D and incorporated in this Schedule 13D by reference.

     Other than the Registration Rights Agreement, the SkillSoft Voting Agreement, the Merger Agreement and the Merger, to the best knowledge of SkillSoft, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding or proxies.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

Item 7. Material to be Filed as Exhibits

The following documents are filed as Exhibits to this statement.

Exhibit No.  Description

1.             Joint Filing Agreement.

2. SkillSoft Stockholder Voting Agreement, dated as of June 10, 2002, by and among SmartForce Public Limited Company, SkillSoft Corporation and each of James Adkisson, C. Samantha Chen, William
               T. Coleman III, Stewart K.P. Gross, Thomas J. McDonald, Charles
               E. Moran, John J. Neuhauser, Jerald A. Nine, Mark A. Townsend, Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co. and Warburg Pincus LLC. (incorporated by reference to Exhibit 9.2 to the Company's Registration Statement on Form S-4 filed on June 20,
               2002).

3. Agreement and Plan of Merger, dated as of June 10, 2002, by and among SkillSoft Corporation, Slate Acquisition Corp. and SmartForce Public Limited Company. (incorporated by reference to the SkillSoft Corporation's Current Report on Form 8-K filed on June 13, 2002).

4. Registration Rights Agreement, dated as of June 10, 2002 between Warburg, Pincus Ventures, L.P. and SmartForce Public Limited Company (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the

               Company's Registration Statement of Form S-4 filed on July 30,
               2002).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2002          WARBURG, PINCUS VENTURES, L.P.

                                    By:   Warburg, Pincus & Co.,
                                          General Partner

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------
                                          Name:  Scott A. Arenare

                                          Title:  Partner

Dated:  September 16, 2002          WARBURG, PINCUS & CO.

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------
                                          Name:  Scott A. Arenare
                                          Title:  Partner

Dated:  September 16, 2002          WARBURG PINCUS LLC

                                    By:   /s/ Scott A. Arenare
                                          -----------------------------
                                          Name:  Scott A. Arenare
                                          Title:   Managing Director

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Ventures, L.P. ("WPV") is WP. WPV, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------
--------------------------------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
        NAME                           WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Scott A. Arenare          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Larry Bettino             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Samantha C. Chen          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mark Colodny              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stephen Distler           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stewart K. P. Gross       Partner of WP; Member and Senior Managing Director of
                          WP LLC
--------------------------------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Senior Managing Director of
                          WP LLC
--------------------------------------------------------------------------------
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Peter R. Kagan            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Charles R. Kaye           Partner of WP; Member, Co-President and Executive
                          Managing Director of WP LLC
--------------------------------------------------------------------------------
Henry Kressel             Partner of WP; Member and Senior Managing Director of
                          WP LLC
--------------------------------------------------------------------------------
Joseph P. Landy           Partner of WP; Member, Co-President and Executive
                          Managing Director of WP LLC
--------------------------------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
David E. Libowitz         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Edward J. McKinley        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Gary D. Nusbaum           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Lionel I. Pincus          Managing Partner of WP; Managing Member and Chairman
                          of WP LLC
--------------------------------------------------------------------------------
Stan Raatz                Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Henry B. Schacht          Partner of WP; Member and Managing Director of WP LLC
                          (on leave of absence since October 2000)
--------------------------------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
        NAME                          WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Mimi Strouse              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Wayne W. Tsou             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John L. Vogelstein        Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
John Vrolyk               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC

--------------------------------------------------------------------------------
David Wenstrup            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Pincus & Co.*
--------------------------------------------------------------------------------
NL & Co.**
--------------------------------------------------------------------------------


---------------------


* New York limited partnership; primary activity is ownership interest in WP and WP LLC

** New York limited partnership; primary activity is ownership interest in WP

                                MEMBERS OF WP LLC
                                -----------------
--------------------------------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
        NAME                            WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Joel Ackerman             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Scott A. Arenare          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Gregory Back              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Barr                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Larry Bettino             Member and Managing Director of WP LLC, Partner of WP
--------------------------------------------------------------------------------
Frank M. Brochin (1)      Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Harold Brown              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sean D. Carney            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Samantha C. Chen          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Mark Colodny              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Timothy J. Curt           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Cary J. Davis             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stephen Distler           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Tetsuya Fukagawa (2)      Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Makoto Fukuhara (2)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stewart K. P. Gross       Member and Senior Managing Director of WP LLC; Partner
                          of WP
--------------------------------------------------------------------------------
Alf Grunwald (3)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeffrey A. Harris         Member and Senior Managing Director of WP LLC; Partner
                          of WP
--------------------------------------------------------------------------------
Sung-Jin Hwang (4)        Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Roberto Italia (5)        Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
William H. Janeway        Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Peter R. Kagan            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Charles R. Kaye           Member, Co-President and Executive Managing Director
                          of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Rajesh Khanna (6)         Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Henry Kressel             Member and Senior Managing Director of WP LLC; Partner
                          of WP
--------------------------------------------------------------------------------
Rajiv B. Lall (6)         Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Joseph P. Landy           Member, Co-President and Executive Managing Director
                          of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sidney Lapidus            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Kewsong Lee               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Reuben S. Leibowitz       Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David E. Libowitz         Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Nicholas J. Lowcock (7)   Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John W. MacIntosh (8)     Member and Managing Director of WP LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nancy Martin              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Edward J. McKinley        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
James Neary               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Howard H. Newman          Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Gary D. Nusbaum           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Dalip Pathak              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Lionel I. Pincus          Managing Member and Chairman of WP LLC; Managing
                          Partner of WP
--------------------------------------------------------------------------------
Pulak Chandan Prasad (6)  Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stan Raatz                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John D. Santoleri         Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Henry B. Schacht          Member and Managing Director of WP LLC; Partner of WP
                          (on leave of absence since October 2000)
--------------------------------------------------------------------------------

                          -----------------------------
--------------------------------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
        NAME                          WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Joseph C. Schull (8)      Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Melchior Stahl (3)        Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mimi Strouse              Member and Managing Director of WP LLC, Partner of WP
--------------------------------------------------------------------------------
Chang Q. Sun (9)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Barry Taylor              Member and Managing Director of WP LLC, Partner of WP
--------------------------------------------------------------------------------
Wayne W. Tsou             Member and Managing Director of WP LLC, Partner of WP
--------------------------------------------------------------------------------
John L. Vogelstein        Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John R. Vrolyk            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Wenstrup            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeremy S. Young (7)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman         Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Pincus & Co.*
--------------------------------------------------------------------------------


(1) Citizen of France
(2) Citizen of Japan
(3) Citizen of Germany
(4) Citizen of Korea
(5) Citizen of Italy
(6) Citizen of India
(7) Citizen of United Kingdom
(8) Citizen of Canada
(9) Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and WP LLC

                                  Exhibit Index

Exhibit 1.   Joint Filing Agreement.

Exhibit 2. SkillSoft Stockholder Voting Agreement, dated as of June 10, 2002, by and among SmartForce Public Limited Company, SkillSoft Corporation and each of James Adkisson, C. Samantha Chen, William T. Coleman III, Stewart K.P. Gross, Thomas J. McDonald, Charles E. Moran, John J. Neuhauser, Jerald A. Nine, Mark A. Townsend, Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co. and Warburg Pincus LLC. (incorporated by reference to Exhibit 9.2 to the Company's Registration Statement on Form S-4 filed on June 20, 2002).

Exhibit 3. Agreement and Plan of Merger, dated as of June 10, 2002, by and among SkillSoft Corporation, Slate Acquisition Corp. and SmartForce Public Limited Company. (incorporated by reference to the SkillSoft Corporation's Current Report on Form 8-K filed on June 13, 2002).

Exhibit 4. Registration Rights Agreement, dated as of June 10, 2002 between Warburg, Pincus Ventures, L.P. and SmartForce Public Limited Company (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Company's Registration Statement of Form S-4 filed on July 30, 2002).